January 3, 2020

Beth Sims
General Counsel and Corporate Secretary
FB Financial Corp
211 Commerce Street, Suite 300
Nashville, Tennessee 37201

       Re: FB Financial Corp
           Registration Statement on Form S-4
           Filed December 27, 2019
           File No. 333-235728

Dear Ms. Sims:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance